Suite 2800 1100 Peachtree St. Atlanta GA 30309-4528 t 404 815 6500 f 404 815 6555

March 9, 2011	direct dial 404 815 6270 direct fax 404 541 3400 jstevens@kilpatricktownsend.com
VIA EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings, Assistant Director

Re:	Interface, Inc.
Registration Statement on Form S-4 File Nos. 333-172045 and 333-172045-01 through 333-172045-24
Ladies and Gentlemen:
     At the request and on behalf of our client, Interface, Inc. (the “Company”), we provide below responses to the Staff’s comment letter dated March 2, 2011 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by the Company’s response.
     We are filing via EDGAR this letter and Amendment No. 1 to the Registration Statement. Amendment No. 1 includes revisions made in response to the Staff’s comment letter. Three copies of this letter, along with three marked-to-show-changes courtesy copies of the Amendment and three copies of the requested supplemental letter, are being sent to the Staff by overnight delivery.
     Unless the context requires otherwise, references to we, our, us or the Company in the responses below refer to Interface, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflects statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Letter to the Securities and Exchange Commission
March 9, 2011

Registration Statement on Form S-4
General
1.	We note that you are registering the 7.625% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters.

Response:

The requested supplemental letter is enclosed with this letter.

2.	Please confirm to us that the offer will be open for at least 20 full business days, as the term is defined in Rule 14d-1(g)(3) of the Exchange Act, to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

We confirm that the offer will be open for at least 20 full business days, as the term is defined in Rule 14d-1(g)(3) of the Exchange Act. Further, we confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Prospectus Cover Page
3.	Please disclose the following on the prospectus cover page:
•	Broker Dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of new securities; and

•	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.
Response:

As requested by the Staff, we have added this disclosure in Amendment No. 1.

Letter to the Securities and Exchange Commission
March 9, 2011

The Exchange Offer, page 18
Extensions; Amendments; Termination, page 19
4.	We note your reservation of the right to amend the terms of the offer and your statement in the first paragraph on page 20 that “[d]epending upon the significance of the amendment and the means [you] choose to notify registered holders, [you] may extend the exchange offer, if [you] deem necessary, to allow registered holders time to consider the effect of the amendment.” Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

As requested by the Staff, we have revised this disclosure in Amendment No. 1 to indicate that, if there were to be a material change in the offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
Part II. Information not Required in Prospectus, page II-1
Item 21. Exhibits and Financial Statement Schedules, page II-16
Exhibit 5.1 — Opinion of Kilpatrick Townsend & Stockton LLP
5.	We note counsel’s statement in the fifth paragraph of the opinion that counsel “assumed ... the authority of the person or persons who executed any such documents on behalf of any person or entity.” Please note that counsel may not assume the authority of persons to execute documents on your behalf. Accordingly, please have counsel delete this statement, or clarify that this statement does not apply to the Issuer or Guarantors of the offering.

Response:

As requested by the Staff, counsel has revised this sentence in its opinion letter to clarify that the statement does not apply to the Company or any of the Guarantors.

6.	Counsel’s statements in the seventh paragraph of the opinion are overly broad and may have the effect of negating the opinion itself. Please have counsel delete this paragraph.

Response

We understand the Staff’s position, and we do not disagree with the concern underlying the comment by the Staff. However, we point out that such qualifications and assumptions reflect the standards and protocols of the prevailing practice (as reflected in the approach of the American Bar Association’s Legal Opinion Accord) for legal opinions of outside counsel in financing transactions that involve debt obligations, in light of the broad equitable powers of courts. Rather than simply refer generically to the uncertainty created by the potential exercise of such judicial powers, most practitioners in this area highlight the range of specific matters (through the statement of such qualifications and assumptions) that have been affected by the exercise of such judicial powers.

Letter to the Securities and Exchange Commission
March 9, 2011

However, in response to the Staff’s comment, counsel has revised certain admittedly confusing language in that paragraph, which may have heightened the Staff’s concern and led to the Staff’s statement about potential negation of the opinion per se. With those clarifying changes, we and counsel do not believe the paragraph has the effect of negating any opinions expressed by counsel. Rather, counsel simply makes clear that a limited number of specific ancillary interpretive issues under the Indenture, which might arise as a result of the exercise of the broad judicial powers described above, are not within the matters that counsel is addressing. We and counsel believe that it would be inappropriate, and that it is unnecessary to receipt of advice on the legal matters required by an Exhibit 5 opinion, that counsel be required to address such ancillary and essentially hypothetical issues as a part of its opinion.

7.	We note counsel’s statement in the penultimate paragraph of the opinion that the opinion is “given as of the date hereof” and that counsel disclaims “any duty to update this letter in the future, including if there were to be any changes in relevant fact or law ...” Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Response:

As requested by the Staff, Counsel has revised its opinion letter to reflect that counsel’s opinions are given as of the later of the date of the opinion letter or the date of effectiveness of the Registration Statement.
Item 22. Undertakings, page II-17
8.	Please include all required undertakings in your amended filing. In this regard, we note your filing does not include the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6) of regulation S-K.

Response:

As requested by the Staff, we have revised the undertakings in Amendment No. 1 to include the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
* * * * *
     Additionally, in response to the Staff’s request, the Company agrees that it will furnish a letter at the time of its acceleration request acknowledging that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such declaration does

Letter to the Securities and Exchange Commission
March 9, 2011

not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We also want to note that, in connection with the filing of the Amendment No. 1, we have done so under each of the guarantors’ CIK number, in addition to the CIK number of Interface, Inc., which is how we believe the Staff desires registration statements to be filed in this type of situation.
     The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, W. Randy Eaddy, at (336) 607-7444.
     Thank you for your consideration in this matter.
Sincerely,
/s/ James W. Stevens
James W. Stevens
Enclosures

cc:	Raymond S. Willoch, Esq., Interface, Inc. W. Randy Eaddy, Esq.